Exhibit 99.5

NOTICE OF CHANGE OF AUDITOR

VANC PHARMACEUTICALS INC.

(the “Company”)

Given pursuant to National Instrument 51-102 of Canadian Provincial Securities Administration regarding appointment of Adam Sung Kim Ltd., Chartered Accountants as auditors of the Company.

The Company proposes to change its auditor from Smythe LLP of 700 – 355 Burrard Street, Vancouver, British Columbia V6C 2G8 to Adam Sung Kim Ltd. of Unit #114B (2nd Floor), 8988 Fraserton Court, Burnaby, British Columbia, V5J 5H8 effective as of the 17th day of May, 2016.  The former auditor resigned at the Company’s request.

The termination of the former auditor and the recommendation to appoint the successor auditor has been approved by the Company’s Board of Directors.

There were no reportable events between the Company and Smythe LLP.

Attached hereto, as Schedule “A” and Schedule “B”, are copies of the letters from the former and successor auditors, respectively.

Dated this 12th day of May, 2016.

Signed:   “Eugene Beukman”

Eugene Beukman
Director